Filed by Star Gas Partners, L.P. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Gas Partners, L.P.

Subject Company’s Exchange Act File No.: 001-14129

[STAR GAS LOGO]

News Announcement

CONTACT:
Star Gas Partners	Robert Rinderman, Steven Hecht
Investor Relations	Jaffoni & Collins Incorporated
203/328-7310	212/835-8500 or SGU@jcir.com

FOR IMMEDIATE RELEASE

STAR GAS PARTNERS ANNOUNCES PROPOSED

STRATEGIC RECAPITALIZATION, AGREEMENT WITH SENIOR NOTEHOLDERS

STAMFORD, CT (December 5, 2005) – Star Gas Partners, L.P. (the “Partnership” or “Star”) (NYSE: SGU, SGH), a home energy distributor and services provider specializing in heating oil, today announced that the board of directors of its general partner, Star Gas LLC, has approved a strategic recapitalization of the Partnership that, if approved by unitholders and completed, would result in a reduction in the outstanding amount of Star’s 10.25% Senior Notes of between approximately $87 and $100 million.

The recapitalization includes a commitment by Kestrel Energy Partners, LLC (“Kestrel”) and its affiliates to purchase $15 million of new equity capital and provide a standby commitment in a $35 million rights offering to Star’s common unitholders, at a price of $2.00 per common unit. Star will utilize the $50 million in new equity financing, together with additional funds from operations, to repurchase at least $60 million in face amount of its senior notes and, at the Partnership’s option, up to approximately $73.1 million of senior notes. In addition, certain noteholders have agreed to convert approximately $26.9 million in face amount of such notes into common units at a conversion price of $2.00 per unit.

Star has entered into agreements with the holders of approximately 94% in principal amount of its senior notes which provide that: the noteholders commit to, and will, tender their senior notes at par (i) for a pro rata portion of $60 million or, at the Partnership’s option, up to approximately $73.1 million in cash, (ii) in exchange for approximately 13,434,000 new common units at a conversion price of $2.00 per unit (which new units would be acquired by exchanging approximately $26.9 million senior notes) and, (iii) in exchange for new notes representing the remaining face amount of the tendered notes. The closing of the tender offer is conditioned upon the closing of the transactions under the Kestrel unit purchase agreement.

Subject to and until the transaction closing, the noteholders have agreed not to accelerate indebtedness due under the senior notes or initiate any litigation or proceeding with respect to the senior notes. The noteholders have further agreed to: waive any default under the indenture; not to tender the senior notes in the change of control offer which will be required to be made following the closing of the transactions under the unit purchase agreement with Kestrel; and to consent to certain amendments to the existing indenture. The agreement with the noteholders further provides for the termination of its provisions in the event that the Kestrel unit purchase agreement is no longer in effect. The understandings and agreements contemplated by these transactions will terminate if the transaction does not close prior to April 30, 2006.

Joseph Cavanaugh, Chief Executive Officer of Star, stated, “We believe the proposed recapitalization will substantially strengthen the Partnership’s balance sheet and thereby assist us in meeting our liquidity and capital requirements, which we believe will improve our future financial performance and enhance unitholder value. In addition to the obvious benefit to holders of all of the Partnership’s securities, Star’s employees and customers will also be positively impacted as the Partnership will be able to operate more efficiently, with less long-term debt, following the completion of this proposed transaction. We are also pleased to team up with Kestrel and Yorktown Energy Partners VI, L.P., its principal investor. They have a wealth of experience in the energy markets.”

As part of the recapitalization transaction, the Partnership entered into a definitive agreement with Kestrel and its affiliates, which provides for, among other things: the receipt by the Partnership of $50 million in new equity financing through the issuance to Kestrel of 7,500,000 common units at $2.00 per unit for an aggregate of $15 million and the issuance of an additional 17,500,000 common units in a rights offering to Star’s common unitholders at an exercise price of $2.00 per unit for an aggregate of $35 million. The rights will be non-transferable, and Kestrel has agreed to buy any common units not subscribed for in the rights offering. Pursuant to the transaction, Kestrel Heat, LLC, a wholly owned subsidiary of Kestrel, will become the new general partner and Star Gas LLC, the current general partner, will receive no consideration for its removal as general partner.

In addition, the transaction will, among other matters:

•	provide for the mandatory conversion of each outstanding senior subordinated unit and junior subordinated unit into one common unit;

•	change the minimum quarterly distribution to the common units from $0.575 per quarter, or $2.30 per year, to $0.0675 per unit, or $0.27 per year, which shall commence accruing October 1, 2008; and, eliminate all previously accrued cumulative distribution arrearages; and,

•	reallocate the incentive distribution rights so that, commencing October 1, 2008, the new general partner units in the aggregate will be entitled to receive 10% of the available cash distributed once $0.0675 per quarter, or $0.27 per year, has been distributed to common units and general partner units and 20% of the available cash distributed in excess of $0.1125 per quarter, or $0.45 per year, provided there are no arrearages in minimum quarterly distributions at the time of such distribution.

The recapitalization is subject to certain closing conditions including, the approval of Star’s unitholders, approval of the lenders under its credit facility, and the successful completion of the tender offer for Star’s senior notes. The Partnership intends to schedule a unitholder meeting to consider and vote upon the recapitalization proposal during the first calendar quarter of 2006.

As a result of the challenging financial and operating conditions that Star has experienced since fiscal 2004, Star has not been able to generate sufficient available cash from its operations to pay the minimum quarterly distribution of $0.575 per unit on its Partnership securities. These conditions led to the suspension of distributions on Star’s senior subordinated units, junior subordinated units and general partner units on July 29, 2004 and to the suspension of distributions on the common units on October 18, 2004.

The Partnership believes that the proposed amendments to the Partnership agreement simplify Star’s capital structure, provide internally generated funds for future investment and align the minimum quarterly distribution more closely with the levels of available cash from operations that Star expects to generate in the future.

Kestrel is a private equity investment firm formed by Yorktown Energy Partners VI, L.P., Paul A. Vermylen, Jr. and other investors. Yorktown Energy Partners VI, L.P. is a New York-based private equity investment partnership which makes investments in companies engaged in the energy industry. Yorktown affiliates and Vermylen, were investors in Meenan Oil Co. L.P. from 1983 to 2001, during which time Vermylen served as President of Meenan. Meenan was sold to Star in 2001 and Mr. Vermylen has not been affilliated with Meenan since that time.

Paul Vermylen, President of Kestrel, stated, “We believe that this recapitalization will give Star the financial flexibility to work through this period of high oil prices, to continue its programs to improve operating performance and to grow through the acquisition of heating oil distribution businesses on favorable terms. Our goal is to see Star function as a soundly capitalized business generating a stable cash flow and paying quarterly distributions commencing not later than its 2009 fiscal year. Our investment and this goal are evidence of our belief that Star has superb management and employees who are worthy of the challenge.”

The Partnership expects to file the definitive unit purchase agreement and its agreement with the senior noteholders on a Current Report on Form 8-K.

Star Gas management will further discuss the proposed recapitalization in conjunction with its fiscal fourth quarter results conference call and webcast at 1:00 p.m. on Tuesday, December 13, 2005 at 888/391-0235 and www.vcall.com/IC/CEPage.asp?ID=98496.

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of the Partnership and does not constitute an offer of any securities for sale. Star expects to mail a Proxy Statement to its unitholders concerning the proposed recapitalization and to file with the Securities and Exchange Commission a Registration Statement relating to the rights offering. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Star will be available free of charge upon request from: Star’s website at http://www.star-gas.com/docreq.cfm or by calling 877/422-5748.

Interest of Certain Persons in the Transaction.

Star and the directors and executive officers of its general partner and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the unitholders of Star in connection with the recapitalization. Certain directors and executive officers of Star have interests in the recapitalization, some of which may differ from, or may be in addition to, those of the unitholders of Star generally. Those interests will be described in greater detail in the Proxy Statement. Information about the directors and executive officers of Star and their ownership of Star’s units will be set forth in the Proxy Statement. Investors may obtain additional information regarding the interests of the participants by reading the Proxy Statement when it becomes available.

Forward Looking Information

This news release includes “forward-looking statements” which represent the Partnership’s expectations or beliefs concerning future events that involve risks and uncertainties, including those associated with the approval of the unit purchase agreement, the effect of weather conditions on our financial performance, the price and supply of home heating oil, the consumption patterns of our customers, our ability to obtain satisfactory gross profit margins, our ability to obtain new accounts and retain existing accounts, our ability to effect strategic acquisitions or redeploy assets, the ultimate disposition of Excess Proceeds from the sale of the propane segment, the impact of litigation, the impact of the business process redesign project at the heating oil segment and our ability to address issues related to that project, our ability to contract for our future supply needs, natural gas conversions, future union relations and outcome of current union negotiations, the impact of future environmental, health, and safety regulations, customer credit worthiness, and marketing plans. All statements other than statements of historical facts included in this news release are forward-looking statements. Although the Partnership believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Partnership’s expectations (“Cautionary Statements”) are disclosed in this news release and in the Partnership’s Annual Report on Form 10-K for the year ended September 30, 2004 including without limitation and in conjunction with the forward-looking statements included in this news release. All subsequent written and oral forward-looking statements attributable to the Partnership or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. Unless otherwise required by law, the Partnership undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this news release.

About Star Gas Partners

Star Gas Partners, L.P. is the nation’s largest retail distributor of home heating oil. Additional information is available by obtaining the Partnership’s SEC filings and by visiting Star’s website at www.star-gas.com.

About Kestrel Energy

Kestrel Energy Partners, LLC is a private equity investment firm formed by Yorktown, Paul A. Vermylen, Jr. and other investors. Kestrel investments include Downeast LNG, Inc., a company developing a liquefied natural gas receiving terminal in Robbinston, Maine.

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